1 GLOBAL BLUE RELEASES THE MONTHLY TAX FREE SHOPPING BUSINESS UPDATE FOR JANUARY 2024 Signy, Switzerland, February 8, 2024 Fresh data from Global Blue reveals that the global dynamic recovery for Tax Free Shopping has accelerated across Continental Europe and Asia Pacific. Globally, issued Sales in Store like-for-like recovery reached 135% 1 in January 2024 compared to the same period in 2019, vs. 127% in Q4 ’23. A worldwide sustained recovery, compared to 2019 levels In Continental Europe, the recovery strengthened, reaching 125%1 in January vs. 118% in Q4 ‘23, fueled by a strong recovery in France (164%1) and Spain (153%1). Regarding origin markets, US shoppers sustained a strong level of recovery, reaching 290%1 in January vs. 248%1 in Q4 ’23. Similarly, GCC shoppers reached 273%1 in January vs. 240%1 in Q4 ‘23. Mainland Chinese shopper recovery continues to accelerate, reaching 80%1 in January vs. 58%1 in Q4 ’23, thanks to increased flight connections and higher visa issuance capacity. In Asia Pacific, the recovery rate reached a record level at 161%1 in January vs. 150%1 in Q4 ‘23, led by Japan (232%). In terms of origin markets, travelers from Hong Kong and Taiwan sustained a high recovery, reaching 426%1 in January vs. 538%1 in Q4 ‘23. Following behind are North East Asia travelers, with a recovery rate of 242%1 in January vs. 318%1 in Q4 ‘23. Mainland Chinese shopper recovery continues to propel, reaching 127%1 in January vs. 105%1 in Q4’ 23. A strong year-on-year performance for international shopping When analyzing the year-on-year variation in Tax Free Shopping growth, Issued Sales in store in Continental Europe grew by +17%2 in January 2024 vs. last year. In terms of origin markets, the growth was positively influenced by most nationalities, with Mainland Chinese shoppers leading the way with a +259%2 growth rate in January 2024. Despite a high basis of comparison, GCC shoppers continue to show strong growth at +27%2, while US shoppers Tax Free Spend remains flat compared to last year (-2%2). 1 Recovery rate is equal to 2023 Issued Sales in Store divided by 2019 Issued Sales in Store, like-for-like (i.e.: at constant merchant scope and exchange rates). 2 Growth rate variation year-on-year (2024 vs. the same period in 2023)

In Asia Pacific, the growth rate reached +71%[2] in January 2024 vs. last year. Most nationalities are positively contributing, with Mainland Chinese shoppers leading the way at +239%[2] in January 2024 vs. 2023, North East shoppers at +54%[2] and Hong Kong and Taiwan shoppers at +13%[2].

APPENDIX

Worldwide recovery rate (versus 2019)

Issued SIS L/L recovery[1] (in % of 2019)	% Tax Free Spend (2019)	January 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
France	22%	164%	140%	138%	146%	147%
Italy	24%	111%	123%	126%	128%	97%
Spain	14%	153%	133%	127%	122%	114%
Germany	13%	70%	74%	70%	77%	66%
Other countries	27%	121%	111%	119%	121%	108%
Total Continental Europe	**100%**	**125%**	**118%**	**119%**	**121%**	**109%**
Japan	54%	232%	225%	185%	121%	98%
Singapore	42%	85%	75%	84%	95%	74%
South Korea	4%	131%	111%	116%	109%	73%
Total Asia Pacific	**100%**	**161%**	**150%**	**134%**	**111%**	**87%**
TOTAL WORLDWIDE	**100%**	**135%**	**127%**	**123%**	**118%**	**101%**

Worldwide Year-on-Year Growth rate (2024 vs. 2023)

Issued SIS L/L Year-on-Year Growth[2]	% Tax Free Spend (2023)	January 2024
France	26%	+11%
Italy	25%	+26%
Spain	15%	+31%
Germany	8%	+20%
Other countries	26%	+8%
Total Continental Europe	**100%**	**+17%**
Japan	65%	+100%
Singapore	27%	+15%
South Korea	8%	+108%
Total Asia Pacific	100%	+71%
TOTAL WORLDWIDE	100%	+34%

2

Glossary

- Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman
- South East Asia includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore
- North East Asia includes: Japan, South Korea

MEDIA CONTACTS

Virginie Alem – SVP Marketing & Communications
Mail: valem@globalblue.com

INVESTOR RELATIONS CONTACTS

Frances Gibbons – Head of Investor Relations
Mob: +44 (0)7815 034 212
Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience.

Global Blue offers innovative solutions in three different fields:

- **Tax Free Shopping:** Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience.
- **Payment services:** Providing a full suite of foreign exchange and Payment technology solutions that allow acquirers, hotels, and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction.
- **Complementary RetailTech:** Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimize and digitalize their processes throughout the omni-channel customer journey, both in-store and online.

In addition, our **data and advisory services** offer a strategic advisory to help retailers identify opportunities for growth, while our **shopper experience and engagement solutions** provide data-driven solutions to **increase footfall, convert footfall to revenue** and **enhance performance.**

For more information, visit https://www.globalblue.com/about-us/media

Global Blue Monthly Speaker Notes Data, January 2024, Source: Global Blue

3